Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Employee Q&A

1.              Why is SuperMedia pursuing this transaction?

When we adopted our company strategy in the spring of 2011, one building block was the importance of securing national scale and scope to better serve local business, improve our competitive position and help us gain market share.  This transaction fulfills that objective.

Over the past two years, Dex One and SuperMedia have been on the same path of transformation, fully embracing digital solutions to help local businesses grow through a suite of social, local and mobile marketing solutions.  By joining together, we will have nationwide presence to increase market share with local businesses and achieve operating and service efficiencies.

The transaction will create a national provider of social, local and mobile marketing solutions through direct relationships with local businesses.  The combined company will have over 3,100 consultants offering a full suite of marketing solutions to help businesses retain and add customers.  Initially, the combined company will have relationships with more than 700,000 businesses.

2.              Who is Dex One?

Similar to SuperMedia, Dex One Corporation is a leading marketing services company that helps local businesses reach, win, and keep ready-to-buy customers.  Through access to a vast collection of highly valuable, proprietary local market intelligence, as well as the personal, hands-on service from approximately 1,500 dedicated marketing consultants, Dex One helps more than 350,000 active customers create custom-tailored marketing programs that effectively reach potential customers - wherever, whenever, and however they search.

Dex One delivers a broad range of products and services to help local businesses grow - from identifying target audiences and developing messaging, to optimizing marketing programs and leveraging appropriate products such as online and mobile search solutions, print yellow pages directories, and voice based search platforms.

3.              How were the CEO, CFO and Chairman of Board positions decided?

The Boards decided the Dex One Chairman, Al Schultz, would lead the Board of Directors of the combined company as Chairman of the Board, while the SuperMedia CEO and CFO would be the CEO and CFO of the combined company. The SuperMedia and Dex One Boards felt it was appropriate to share these roles and responsibilities between the two companies.

4.              What will be the makeup of the senior management team for the new company?

The composition of the new management team has yet to be determined.  Members of the new senior management team will be nominated by Peter McDonald and approved by the majority of a committee consisting of two Dex One directors and two SuperMedia directors.

5.              Where will the company be headquartered and what will happen to the other headquarters location?

A decision regarding the location of the new company’s headquarters and other principal locations also will be made during the course of merger integration planning.

6.              Will there be job cuts as a result of this transaction?

While this combination is about growth, as in any combination of this size, there will be some overlap in job functions.  Importantly, we’ve only just announced the transaction and no decisions have been made at this time.  We will carefully study the opportunities to combine these two great companies in a manner that builds on our collective past successes, and enables us to create a great organization going forward.

With regard to headcount, the exact number of positions will be determined through the merger integration process.

We know that combinations can be difficult events for people to go through, and we are committed to doing our best to help team members move through the combination in a positive manner and treating everyone fairly and with respect regarding future employment decisions.

7.              Will the combined company be reducing the number of marketing consultants?

Given the companies’ complementary geographies there is little overlap, therefore we don’t expect significant reductions in our field operations.

8.              Will there be relocation opportunities as a result of this transaction?

For some employees, this may be a possibility.

9.             What happens if a sales person from both companies has the same client?  How will this impact the commission?

The company will determine how to resolve these situations during integration planning.

10.       Which company’s brand will be used going forward?  What happens to SuperMedia.com, DexOne.com and the different companies’ print and mobile properties?

The merged companies will combine after the close of the transaction in a corporate entity called Dex Media; however, this is not intended to be a new brand in the marketplace.  The Dex One and SuperMedia names and the brand names for their solutions and services have significant value with businesses and consumers.  Decisions regarding if and when to implement brand and name changes in local markets will be made after further evaluation and planning.

11.       Will SuperMedia remain the official publisher of the Verizon Yellow Pages?

Yes.

12.       What should I tell my clients?

If asked, you can tell clients that we are excited about this announcement and believe a combination will create a stronger company better able to help local businesses grow using a complete suite of social, local and mobile media.

Dex One and SuperMedia are committed to maintaining a full-time local presence in our markets so that we can engage with clients in-person.

You should reassure clients that their business and our relationship with them are of utmost importance to all of us, and today’s announcement will have no effect on how we conduct business with them.  We will continue to provide the same world-class set of offerings they expect from us.

13.       Will systems, policies and procedures change?

Over time, operating systems, policies and procedures that incorporate best practices from our two companies will be standardized across the organization. We do not anticipate any significant changes to day-to-day operations.

14.       Will this transaction impact benefits and compensation?

As part of the integration process, we will review the benefits packages for both companies and expect to migrate toward a unified plan.

15.       Will supervisors remain the same?

Roles and responsibilities will be determined as part of the integration planning process.

16.       How will this transaction affect the different unions?

Relationships are governed by the collective bargaining agreements both companies have with their union-represented employees.

17.      When will the transaction close?

We expect the transaction to close in the fourth quarter of 2012.

18.       What happens if the transaction doesn’t go through?

We fully expect the transaction to close during the fourth quarter of 2012.  If not, the two companies will continue to transform themselves independently.

19.       What happens for employees between now and the closing of the transaction?

It remains business as usual for all employees until the transaction closes.  In the coming months, the two companies will begin working to plan the combination of our companies, and we are committed to keeping you updated on important developments.

20.       What should I do if I’m contacted by external parties about the transaction?

It is important that we speak with one voice.  Consistent with company policy, please forward all investor calls to Cliff Wilson at 972-453-6188 and media calls to Andy Shane at 972-453-6473.  If you have questions, please do not hesitate to reach out to your supervisor or any of us on the senior management team.

21.       Where can I go for more information?

On August 21 at 11 a.m. CDT we will host an all-employee conference call to provide more details and answer your questions.  Please call 866-503-9645 and use passcode 21542262.  You will be asked to provide your name and department.  You then will be placed into conference automatically.  During the call, Doug and I will share some slides.  For those able to view the slides, click here.  There will be an opportunity for questions at the end of the presentation.

If you have questions, please do not hesitate to reach out to your supervisor or any member of the senior management team.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.